As filed with the Securities and Exchange Commission on September 25, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BrandywineGLOBAL – Global Income Opportunities Fund Inc.

(Name of Subject Company (issuer))

BrandywineGLOBAL – Global Income Opportunities Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

10537L104

(CUSIP Number of Class of Securities)

GEORGE P. HOYT

SECRETARY

BRANDYWINEGLOBAL-GLOBAL INCOME OPPORTUNITIES FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C 20001

(202) 636-5500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$58,309,651(a)	$7,568.59(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$7,568.59	Filing Party:	BrandywineGLOBAL–Global Income Opportunities Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 25, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by BrandywineGLOBAL-Global Income Opportunities Fund Inc., a Maryland corporation (the “Fund”), on August 25, 2020, relating to the Fund’s offer to purchase for cash up to 20% of its issued and outstanding shares of common stock, par value $0.001 per share, at a price per share equal to 99.5% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on September 23, 2020 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 25, 2020 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on August 25, 2020.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated September 25, 2020, announcing the final results of its Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York time, on September 22, 2020.

2. 14,111,137 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each stockholder.

3. The Shares were repurchased at a price of $13.53, 99.5% of the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on September 23, 2020.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press release issued on September 25, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRANDYWINEGLOBAL-GLOBAL INCOME OPPORTUNITIES FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: September 25, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated August 25, 2020.(1)

(a)(1)(ii)	Form of Letter of Transmittal.(1)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(v)	Form of Letter to Stockholders.(1)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on August 14, 2020.(1)

(a)(5)(ii)	Press Release issued on September 25, 2020 (filed herewith).

(b)	None.

(d)	Standstill Agreement dated as of July 5, 2020 by and among Bulldog Investors, LLC, BrandywineGLOBAL – Global Income Opportunities Fund Inc., Legg Mason Partners Fund Advisor, LLC and Brandywine Global Investment Management, LLC incorporated by reference to Exhibit A to Schedule 13D of the Fund filed with the Securities and Exchange Commission on July 8, 2020.

(e)	None.

(g)	None.

(h)	None.

(1)	Previously filed on Schedule TO-C via EDGAR on August 25, 2020.

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